SOVEREIGN EMERGING BIOMEDICAL FUND, INC.

United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

via Correspondence

Dear Sirs:

           Kindly find following this letter of transmission a filed Registration Statement on Form N-2 for the Sovereign Emerging Biomedical Fund, Inc. (the “Fund”), and related Exhibits, for registration under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, as a closed end fund.

The Fund plans to offer through registered broker-dealers ten million shares at a price to be determined. These shares are not expected to be underwritten, and will be offered on a “best efforts” basis. No Managing Broker-Dealer has as yet been selected, but selection of an appropriate firm is the Fund’s first order of business.  As soon as the Fund has made this selection, an amended Preliminary Prospectus will be filed, which will include information as to the Managing Broker-Dealer, compensation for the sale of the Fund’s shares and other matters not currently available in the Preliminary Prospectus. With this amendment we will set out the minimum number of shares to be offered and register at least that amount. For the time being we are registering only a nominal amount of shares.

We will address any comments we have received from the SEC in our first amendment to the Registration Statement. The amended Preliminary Prospectus will then be used by the broker-dealers to develop indications of interest. When sufficient indications have been received to at least reach the minimum offering, which the Fund will disclose in the amended Registration Statement, the Fund will ask the SEC to make the Registration Statement effective. The initial closing will then take place and certain portfolio companies currently under evaluation will then be selected, offered to become participants in the Fund and upon acceptance become contractually obligated to the Fund per the disclosed Fund terms. The Fund will then “sticker” the prospectus to inform investors about the portfolio companies selected, or, if necessary, file a post-effective amendment to this end. If the entire 10 million shares are not sold at the first closing immediately after the Registration Statement becomes effective, the offering will continue at the same offering price, with periodic closings, until either the shares are all sold or the Fund has reached a time limit set by law or regulation.  Your comments on this offering plan will be welcome.

Thank you for your help. If you have oral comments, they would be best addressed to our counsel, David Otto, at 206 262-9545.

Very truly yours,

/s/   Thomas H. Ross

President, Sovereign Emerging Biomedical fund

205 Worth Avenue, Suite 201
Palm Beach, FL 33480